11 August 2014

ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

Transactions in own shares

Reed Elsevier PLC announces that today, it purchased (through UBS Limited) 123,500 Reed Elsevier PLC ordinary shares at a price of 951.3120p per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier PLC holds 125,997,635 ordinary shares in treasury, and has 1,143,623,015 ordinary shares in issue (excluding treasury shares). Since 2 January 2014 Reed Elsevier PLC has purchased 26,550,801 shares.

Reed Elsevier NV announces that today, it purchased (through UBS Limited) 71,500 Reed Elsevier NV ordinary shares at a price of €16.6585 per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier NV holds 73,764,694 ordinary shares in treasury, and has 662,690,918 ordinary shares in issue (excluding treasury shares). Since 2 January 2014 Reed Elsevier NV has purchased 15,369,501 shares.